

March 8, 2013

Via E-Mail
Mr. Deepak Chopra
Chief Executive Officer
OSI Systems, Inc.
12525 Chadron Avenue
Hawthorne, CA   90250

   Re: **OSI Systems, Inc.**
     Form 10-K for fiscal year ended June 30, 2012
     Filed August 13, 2012
     Form 10-Q filed January 25, 2013
     File No. 0-23125

Dear Mr. Chopra:

   We have reviewed your response letter dated February 15, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 11. Executive Compensation page 55

1. It continues to be unclear from your responses to prior comments 1-3 how the factors you say you considered relate to the nature and amount of the compensation you paid. You state that "overall and both relative individual and corporate performance" in each category was considered, with no pre-determined weighting. You also state that the "various quantitative and qualitative factors" were considered in determining the amount of bonuses awarded. It is unclear, however, how the factors considered impacted the compensation you paid, either favorably for the executive or unfavorably. For example, what about each executive's risk tolerance and stated preference was considered in determining equity awards? Were those preferences accepted without change and, if not, explain how they differed? What qualitative and quantitative factors impacted bonuses

favorably and which impacted bonuses unfavorably? How was the degree to which bonuses were impacted determined? Was positive performance in one or more factors determined to outweigh negative performance in other factors and, if so, how? What was the "Company's actual performance taken as a whole as well as its performance relative to its peer group?" How did this assessment relate to the compensation you pay? Please provide us draft disclosure in response to this comment. Such disclosure should clearly identify the factors considered and relate how those factors impacted the nature and amount of compensation you paid.

2.   We note your response to prior comment 1 regarding consideration of your performance relative to a peer group. Please expand future filings to identify the comparator companies. See Regulation S-K Compliance and Disclosure Interpretations Question 118.05.

3.   Based on your response to prior comment 3, it is unclear how you determined that disclosing the "rate of return" on a historical basis would result in competitive harm to you. For example, you state that based on the evaluation you mention, competitors could derive confidential financial and operational data as well as determine your strategic direction. It is unclear from your response, however, how competitors could determine such information from the "rate of return." Please clarify. For example, describe how competitors could extrapolate the information you mention based on the historical "rate of return." Explain why would a past year's performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these goals or different goals altogether. How would a competitor's comparison of these business goals as reflected in the performance targets enable it to draw a specific conclusion with respect to your strategic activities in future years? Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

Note 13 - Segment Information, page F-30

4.   We note your response to prior comment 7 confirming that no revenue attributed to any individual foreign country are material. As previously requested, please disclose the basis for attributing revenues from external customers to individual countries in future filings. In this regard, refer to footnote (a) in Example 3, Case D of paragraph 280-10-55-51 of the FASB Accounting Standards Codification.

Form 10-Q for the Quarterly Period Ended December 31, 2012

Note 7. Commitments and Contingencies

5.   We note your response to prior comment 8 in which you state that you believe that you have "provided sufficient chronology in Note 7 for the reader to understand that this is a December quarter-end event." However, we note that this disclosure only provides

information commencing with the receipt of the show cause letter in November 2012. It appears that the concerns from the TSA arose earlier than that time though, as you state that you "did not sell systems to the TSA in fiscal 2012 and fiscal 2013." Considering that the Company knew that it was not selling systems to the TSA during fiscal 2012 and fiscal 2013, please tell us why you concluded disclosure was not necessary in the June 30, 2012 Form 10-K or September 30, 2012 Form 10-Q. Refer to Item 303 of Regulation S-K. In this regard, please tell us when you were notified that the TSA would no longer take deliveries of new units.

6. Further to the above, please clarify for us the nature of the impairment charge you recorded. Clarify what underlying assets were impaired. Discuss why you concluded the quarter ended December 31, 2012 was an appropriate time for the impairment. If the impairment relates to long-lived assets, explain how you considered the guidance in 360-10-35 of the FASB Accounting Standards Codification for the periods ended March 31, June 30 and September 30, 2012 in light of the fact that these units were the subject of significant inquiry by the TSA and Congress and also the fact that the TSA had ceased purchasing these units in 2012.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

7. We note your response to prior comment 9. Please confirm that you will expand applicable future filings to disclose material developments regarding the proceeding with DHS and TSA, including any material risks to you.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, Staff Attorney at (202) 551-3637 or Geoff Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail): Alan Edrick
Chief Financial Officer